Exhibit 12.a

Dominion Resources, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Years Ended December 31,
	2016(a)	2015(b)	2014(c)	2013(d)	2012(e)
Earnings, as defined:
Income from continuing operations including noncontrolling interest before income tax expense	$2,867	$2,828	$1,778	$2,704	$2,265
Distributed income from unconsolidated investees, less equity in earnings	(32)	12	(8)	17	(13)
Fixed charges included in income	1,068	953	1,237	930	880

Total earnings, as defined	$3,903	$3,793	$3,007	$3,651	$3,132

Fixed charges, as defined:
Interest charges	$1,033	$920	$1,208	$899	$845
Rental interest factor	35	33	29	31	35

Fixed charges included in income	1,068	953	1,237	930	880
Preference security dividend requirement of consolidated subsidiary	—	—	17	25	25
Capitalized Interest	124	67	39	28	24
Interest from discontinued operations	—	—	—	85	80

Total fixed charges, as defined	$1,192	$1,020	$1,293	$1,068	$1,009

Ratio of Earnings to Fixed Charges	3.27	3.72	2.33	3.42	3.10

(a)	Earnings for the twelve months ended December 31, 2016 include a $197 million charge associated with future ash pond and landfill closure costs; a $65 million charge associated with an organizational design initiative; $74 million in transaction and transition costs associated with the Dominion Questar combination; a $23 million charge related to storm and restoration costs; a $45 million charge related to other items; partially offset by $34 million of net gain related to our investments in nuclear decommissioning trust funds. Excluding the effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2016.

(b)	Earnings for the twelve months ended December 31, 2015 include a $85 million write-off of prior-period deferred fuel costs associated with Virginia legislation; a $99 million charge associated with ash pond and landfill closure costs and a $78 million charge related to other items; partially offset by $60 million of net gain related to our investments in nuclear decommissioning trust funds. Excluding the effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2015.

(c)	Earnings for the twelve months ended December 31, 2014 include a $374 million charge related to North Anna nuclear power station and offshore wind facilities; a $284 million charge associated with our liability management effort, which is included in fixed charges; $121 million accrued charge associated with ash pond and landfill closure costs; $93 million charge related to other items; partially offset by a $100 million net gain on the sale of our electric retail energy marketing business and $72 million of net gain related to our investments in nuclear decommissioning trust funds. Excluding the effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2014.

(d)	Earnings for the twelve months ended December 31, 2013 include a $55 million impairment charge related to certain natural gas infrastructure assets; a $40 million charge in connection with the Virginia State Corporation Commission’s final ruling associated with its biennial review of Virginia Power’s base rates for 2011-2012 test years; a $28 million charge associated with our operating expense reduction initiative, primarily reflecting severance pay and other employee related costs; a $26 million charge related to the expected early shutdown of certain coal-fired generating units; a $29 million charge related to other items; partially offset by $81 million of net gain related to our investments in nuclear decommissioning trust funds; a $47 million benefit due to a downward revision in the nuclear decommissioning asset retirement obligations for certain merchant nuclear units that are no longer in service; a $29 million net benefit primarily resulting from the sale of Elwood power station. Excluding the net effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2013.

(e)	Earnings for the twelve months ended December 31, 2012 include $438 million of impairment and other charges related the planned shut-down of Kewaunee nuclear power station; $87 million of restoration costs associated with severe storms affecting our Dominion Virginia Power and Dominion North Carolina service territories; partially offset by a $36 million net gain related to our investments in nuclear decommissioning trust funds and $4 million net benefit related to other items. Excluding the net effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2012.